SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.  20549

FORM 11-K

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[  ]   TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

Commission File
Number 1-5491

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ROWAN COMPANIES, INC. SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rowan Companies, Inc.
2800 Post Oak Boulevard, Suite 5450
Houston, Texas 77056-6189

REQUIRED INFORMATION

The Rowan Companies, Inc. Savings and Investment Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).  Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan for and as of the fiscal year and fiscal year-ends reflected therein, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

The Plan, Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ROWAN COMPANIES, INC. SAVINGS AND INVESTMENT PLAN

By: Rowan Companies, Inc. Savings
    And Investment Plan
    Administrative Committee:

/s/GARY L. MARSH	June 27, 2008
Gary L. Marsh

ROWAN COMPANIES, INC. SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits - December 31, 2007 and 2006	2

Statements of Changes in Net Assets Available for Benefits - Years Ended December 31, 2007 and 2006	3

Notes to Financial Statements - December 31, 2007 and 2006	4

EXHIBIT 23.1 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Note: Schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Rowan Companies, Inc. Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Rowan Companies, Inc. Savings and Investment Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ McConnell and Jones LLP
      McConnell and Jones LLP

Houston, Texas
June 27, 2008

Rowan Companies, Inc. Savings and Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Assets
Investment, at fair value:
Plan interest in Master Trust [1]	$80,044,636	$72,442,465

Receivables
Employer contributions	191,435	180,310
Participant contributions	487,303	481,368
	678,738	661,678

Net Assets Available for Benefits at Fair Value	80,723,374	73,104,143

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	52,079	41,550

Net Assets Available for Benefits	$80,775,453	$73,145,693

                 1 Represents 5% or more of net assets available for benefits.

The accompanying notes are an integral part of these financial statements.

Rowan Companies, Inc. Savings and Investment Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2007 and 2006

	2007	2006
Investment Income
Plan interest in net income of Master Trust	$8,661,947	$4,256,246

Contributions
Employer	2,457,452	2,188,539
Participant	6,489,081	6,018,866
	8,946,533	8,207,405

Total additions	17,608,480	12,463,651

Deductions
Benefits paid directly to participants	9,978,720	6,931,807

Total deductions	9,978,720	6,931,807

Net Increase	7,629,760	5,531,844

Net Assets Available for Benefits, Beginning of Year	73,145,693	67,613,849

Net Assets Available for Benefits, End of Year	$80,775,453	$73,145,693

The accompanying notes are an integral part of these financial statements.

Rowan Companies, Inc. Savings and Investment Plan

Notes to Financial Statements

December 31, 2007 and 2006

1. PLAN DESCRIPTION

The following brief description of the Rowan Companies, Inc. Savings and Investment Plan (the “Plan”) is provided for general informational purposes only.  Participants should refer to the Plan agreement for more complete information.

General – The Plan is a defined contribution, individual account 401(k) plan covering substantially all drilling division employees of Rowan Companies, Inc. and its subsidiaries (“Rowan”).

Participation – Employees are eligible to enter the Plan on the January 1 or July 1 immediately following the completion of 1,000 hours of service in the 12-month period beginning on the employee’s date of hire and ending on the anniversary of such date.

Funding – Plan participants may make contributions to the Plan of up to 60% of their regular compensation on a before-tax basis.  Rowan makes a Matching Contribution equal to 50% of the first 6% of the participant’s contribution.  Participants who attain the age of 50 before the end of the Plan year may make additional before-tax contributions to the Plan ($5,000 for 2007 and 2006).

Investment Options – The assets of the Plan are held in the Master Trust for Rowan Companies and Affiliates Defined Contribution Plans (the “Master Trust”) and managed by Fidelity Management Trust Company, the Trustee of the Plan (the “Trustee”).  Plan participants direct the investment of their accounts among the Plan’s investment options and may, at their sole discretion, transfer amounts between such options, including the Rowan Companies Unitized Stock Fund (the “Fund”), at any time.

Expenses – Participants’ accounts are charged with investment advisory and other fees by the Trustee through charges by the underlying funds.  Other expenses of administering the Plan and Master Trust are borne by the Plan or by Rowan, at its discretion.

Vesting Provisions – Participants are 100% vested at all times in their own contributions, plus any earnings accrued thereon, and achieve 100% vesting in employer matching contributions, plus any earnings thereon, after either three years of qualified service, attainment of age 60 or upon death or disability.

Distributions – Participants can obtain lump-sum or installment distributions of vested balances upon termination of employment, retirement, disability or death. Participants may be permitted to withdraw their before-tax account upon attainment of age 59 ½ or hardship in accordance with the terms of the Plan.

Forfeitures – Upon termination of employment, participants’ nonvested balances are forfeited.  Such forfeitures can be applied to reduce employer contributions or Plan administrative expenses otherwise payable by Rowan. During 2007 and 2006, Rowan utilized approximately $12,561 and $11,700, respectively, of employee forfeitures for Plan administrative expenses.  At December 31, 2007 and 2006, Plan assets included approximately $21,096 and $14,800, respectively, of nonvested forfeited accounts.

Plan Termination – Although it has not expressed any intention to do so, Rowan may terminate the Plan at any time subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event the Plan is terminated, each participant shall be entitled to 100% of all contributions, plus any earnings accrued thereon, as of the date of termination.

Party-in-Interest Transactions – The investment by the Trustee of Plan contributions into mutual funds managed by an affiliate of the Trustee are party-in-interest transactions, and the related management fees are deducted from investment earnings.  Rowan is also a party-in-interest.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition – Investments held by the Master Trust are stated at fair value as determined by quoted market prices.  The Rowan Companies Unitized Stock Fund is valued by the Master Trust at its unit price (comprised of market price plus uninvested cash position) on the date of allocation, and current unit price is used at the time of distribution to participants.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.  The net increase (decrease) in fair value of investments consists of the net change in unrealized gains (losses) in fair values and realized gains (losses) upon the sale of investment securities.  The net change in unrealized gains (losses) and realized gains (losses) upon sale are determined using fair values as of the beginning of the year or the purchase price if the investment securities are acquired during the year.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement basis for that portion attributable to fully benefit-responsive investment contracts because it represents the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan has adopted the FSP beginning with the year ended December 31, 2006. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the amount necessary to adjust the fully benefit-responsive investment contracts from fair value to contract value.

Payment of Benefits – Benefits are recorded when paid.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3. RISKS AND UNCERTAINTIES

The Plan provides for various investments in common stock and registered investment companies.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

4. INVESTMENT IN MASTER TRUST

The Master Trust for Rowan Companies and Affiliates Defined Contribution Plans commingles, for investment and administrative purposes, Plan assets with those of another plan sponsored by a Rowan subsidiary.  The Trustee maintains supporting records for the purpose of allocating investment gains or losses to the participating plans.  Plan interest in the net assets of the Master Trust is based on the assets held by each plan in the Master Trust on an actual basis.  Net investment gains or losses for each day are allocated by the Trustee to each participating plan based on the plans’ relative interest in the investment units of the Master Trust.  At December 31, 2007 and 2006, the Master Trust held the following investments:

	2007		2006
	Amount	%	Amount	%
Investments - at fair value:
Rowan Companies Unitized Stock Fund	$16,868,507	13%	$19,213,104	16%
Registered investment companies	117,659,622	87%	101,936,261	84%

Total investments at fair value	134,528,129	100%	121,149,365	100%

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	115,397		100,247

Total Investments	$134,643,526		$121,249,612

Investment income for the Master Trust for the years ended December 31, 2007 and 2006 was as follows:

	2007	2006
Investment income:
Increase (decrease) in fair value of investments:
Rowan Companies Unitized Stock Fund	$4,181,087	$(1,223,247)
Registered investment companies	560,143	(953,673)
Interest and dividends	8,574,996	9,615,379
Net investment income	13,316,226	7,438,459

Expenses	(20,436)	(22,403)

Net income	$13,295,790	$7,416,056

The Plan’s interest in the Master Trust’s total investment units was approximately 60% at both December 31, 2007 and 2006, with the balance attributed to the other Rowan-sponsored plan.

5. BENEFIT- RESPONSIVE INVESTMENT CONTRACTS

The Plan has an interest in a Stable Value Fund that has investments in fixed income securities and bond funds and may include derivative instruments, such as futures contracts and swap agreements. The stable value fund also enters into a “wrapper” contract issued by a third-party.

As described in Note 2, because these contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to these contracts. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

6. TAX STATUS OF THE PLAN

The Internal Revenue Service has determined and informed Rowan by a letter dated April 23, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  The determination is applicable for Plan amendments executed and/or dated through June 19, 2003.  The Plan has been amended since that date; however, the Plan administrator and Rowan believe that the Plan continues to be operated in compliance with the applicable requirements of the IRC.

7. TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain Plan investments are funds managed by Fidelity Investments, Inc. (the recordkeeper and trustee) and therefore qualify as party-in-interest transactions.  Other party-in-interest investments held by the Plan include Rowan common stock, which totaled $12,847,752 and $15,075,725 at December 31, 2007 and 2006, respectively.

Fees paid during the year for legal, accounting, and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2007	2006

Net Assets Available for Benefits per the financial statements	$80,775,453	$73,145,693

Adjustment from contract value to fair value for fully benefit-responsive contracts	(52,079)	(41,550)

Net Assets Available for Benefits per Form 5500	$80,723,374	$73,104,143

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2007:

Increase in Net Assets Available for Benefits per the financial statements	$7,629,760

Adjustment from contract value to fair value for fully benefit-responsive contracts	(52,079)

Reverse prior year adjustment from contract value to fair value for fully benefit-responsive contracts	41,550

Increase in Net Assets Available for Benefits per Form 5500	$7,619,231

9. RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  SFAS 157 applies to Plan reporting periods beginning in 2008. Based on the assets currently held by the Plan, the Plan’s management does not expect the adoption of SFAS 157 to have a material impact on the Plan’s financial statements.

10. SUBSEQUENT EVENTS

The Plan was amended as follows effective January 1, 2008:

Participation – Employees hired before January 1, 2008 are eligible to enter the Plan on the first day of each month upon completion of two months of service.  Employees hired on or after January 1, 2008 are not eligible to enter the Plan, but are eligible to enter a separate defined contribution, individual account 401(k) plan administered by Rowan.

Automatic Enrollment Feature – Eligible employees hired before January 1, 2008, who have never had a contribution election in place, are subject to automatic enrollment. Rowan will automatically deduct 3% from their pay on a pre-tax basis following a 30 day notice period. The deferral rate is increased by 1% each year until it reaches a maximum of 6% of compensation. Employees can elect to stop or change this automatic contribution.

Qualified Automatic Safe Harbor Matching Contributions – Rowan makes matching contributions to all participants in an amount equal to 100% of the first 1% of the participant’s eligible compensation and 50% of the next 5% of the eligible compensation.

Vesting Provisions – Qualified Automatic Safe Harbor Matching Contributions and earnings are fully vested after two years of service and Employer Matching Contributions and earnings are fully vested after three years of service.